

Vision   Traction   Market   Growth   Team   **RESERVE SHAI**



The Biggest Disruption to Smartphones Since the iPhone

Get in now, as we help **scale our user impact from $150M to $1B+** in earnings & savings.

RESERVE SHARES

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHA**

Reserve Shares Now + Claim up to 70% Bonus



+50% Bonus   +55% Bonus   +70% Bonus

$450 $1500+ $4950+ $124K



$ | **1.5K**

Reservation Calculator

18.8K

shares at $0.08

9.4K

bonus shares



28.1K

total shares

Reserve Shares Now + Claim
up to 70% Bonus

TO HEAR THE BUZZ



mode Vision Traction Market Growth Team RESERVE SHAI

VISION

Transforming **7 Billion** Smartphones into **EarnPhones**

As Uber did with cars and Airbnb did with homes, **Mode turns people's smartphones into an income-generating asset.**

Consumers spend 4 TRILLION hours per year on smartphones. Mode helps people earn and save money directly from the mobile activities they already do.



mode
mobile

$1T+
Mode Mobile Total Addressable Market

$110B
Short-Term Rental Market

$100B
Ride-Sharing Market

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHA**

Rewarded For:

Listening to Music

Playing Games

Tracking Fitness

Charging Phone

Shopping

Surfing the Web

Reading the News

Tasks & Surveys

Watching Videos

+ many more...

Interested In How Mode Makes Money?

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

Earning Opportunity for All Smartphone Users



Mode EarnPhone

Our state-of-the-art smartphone device includes built-in earning features.



Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

smartphones
into
EarnPhones.

RESERVE SHARES

TRACTION

$50M+ in Revenue & That's Only the Beginning

With 40 million registered beta users across 170+



Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

Want To See What 10x Growth Looks Like?

Email   Phone Number

RESERVE SHARES

Receive exclusive opportunities curated by Mode, by consenting to SMS & email updates

EarnOS + EarnPhone Drives 3x Retention

When compared with EarnOS alone, EarnPhone users are



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TO HEAR THE BUZZ



mode Vision Traction Market Growth Team RESERVE SHAI

Over 2M 5-Star Reviews







GET IT ON Google Play

“**I made extra cash on the side** by

Lesley U.

“Last year I mad
with Mode and **it**



Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   RESERVE SHAI

Over
$150M
Earned & Saved Globally

EarnOS Beta
Accounts

active
countries

Guess How Much Our
Users Have Earned

Reserve Shares Now + Claim
up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   RESERVE SHAI

Receive exclusive opportunities curated by Mode, by

consenting to SMS & email updates

Reserve Shares Now + Claim
up to 70% Bonus

TO HEAR THE BUZZ



mode Vision Traction Market Growth Team RESERVE SHAI

The EarnPhone is Available Nationwide



mode
earn phone
Get Paid More
with Group Earning
The phone that pays you

Starting at:

$99

With Unlimited Talk & Text



Compatible US Carriers



AT&T · T-Mobile · mint mobile · ultra mobile · tello · FreedomPop · Lyca Mobile · SIMPLE Mobile · wing · Red Pocket · genmobile · PureTalk

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

4 Trillion Hours Spent on Smartphones Every Year

Smartphone users spend 1/4th of their waking hours on their devices. By helping people earn money during the time they're already spending on their devices, Mode is positioned to capture greater revenue and become a household name.



RESERVE SHARES

Reserve Shares Now + Claim up to 70% Bonus

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Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

GROWTH

Scaling Globally with EarnOS

85%
of Mode's revenue comes from United States

75%
of registered Beta users are International

1.21B
smartphones sold globally in 2022



Licensing EarnOS will expedite global distribution.

Sales and licensing deals will make EarnOS, our operating system, available to other device manufacturers will turn all smartphones into EarnPhones. By investing in scaling our EarnOS business globally, the opportunity to increase revenues is boundless.

This business model has been a game-changing catalyst for publicly-listed companies like Roku. Just as TV makers license Roku's platform when selling smart TVs, Mode Mobile has cornered the same opportunity in the smartphone industry.

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ

Possible Exit & Value Comps

tersection of
global
emerging
rillion-dollar

RESERVE SHARES

iPhone
$2.3T
Public Company

Rakuten
$7.6B
IPO

Revolut
$33B
Late Stage Financing Round

honey
$4B
Acquisition

Roku
$7.8B
Public Company

android
$1.3T
Public Company

TEAM

A World-class Team

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TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

committed to revolutionizing the smartphone industry.

Senior Leadership



Dan Novaes
CEO, Co-Founder

Read Bio



Kiran Panesar
CTO, Co-Founder

Read Bio



Chip Correra
Chief Information Officer

Read Bio



Kathy DeKam
Chief People Officer

Read Bio



San Phan
VP, Finance & Operations

Read Bio



Judd Hines
General Counsel

Read Bio

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



mode Vision Traction Market Growth Team RESERVE SHAI



Jeff Epstein
Partner, Bessemer Former CFO of Oracle



Mark Lawrence
Founder & CEO, SpotHero



Daniel Hoffer
Managing Director Autotech Ventures



Eddie Lou
Co-Founder, ShiftGig







Romar Capital Partners | INNOVATE INDIANA | Merrick Ventures | M25 | PALLASITE VENTURES | Crowdfunder | GCM Garland Capital Management

with team members from:





























BEST BUY | amazon | BMO | intel | Activision Blizzard | nubank

Google | Y Combinator | Meta | SAMSUNG | ADCOLONY

Reserve Shares Now + Claim up to 70% Bonus

TO HEAR THE BUZZ



Vision　　Traction　　Market　　Growth　　Team　　**RESERVE SHAI**

Mode Team in the News

　　

　　



ENQUIRES　　**EXTERNAL**　　**INFORMATION**

Invest to　　　　Press　　　　Mode　　　　Notice of Right to
　　　　　　　　　　　　　　　EarnPhone　　Opt Out of Sale

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up to 70% Bonus　　　　　　　　　　　TO HEAR THE BUZZ



Vision   Traction   Market   Growth   Team   **RESERVE SHAI**

Collection of
Information

Terms of Service   **Privacy Policy**   **Insertion Order Terms**   **Disclaimer** **Copyright 2023 ©**
Mode Mobile

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER
THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER
THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT
UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO
MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN
INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY
DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND
NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING
STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN
ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING
STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING
NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH
THE SEC BEFORE INVESTING.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST,
AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO
OBLIGATION OR COMMITMENT OF ANY KIND.

Reserve Shares Now + Claim
up to 70% Bonus

TO HEAR THE BUZZ




A Look Ahead With Mode Mobile

Hi Mode Supporter,

Thanks for reserving shares in Mode Mobile! Our investment opportunity opens to the public soon, and you're now way ahead of the pack.

We're so glad to have you along for the journey as we disrupt the smartphone industry. Together we are turning 7 billion smartphones into the most common asset for generating extra income globally.

We already have **40M+ registered users** on our platform who have earned and saved over $150M, and we're just getting started.

That means we have a huge global market left to tackle, creating a *literal world* of potential for your Mode Mobile investment.

And since you reserved your shares, you'll be one of the first in line to join us when our investment window opens. Stay tuned - you'll be the first to know!


GET THE FULL INVESTOR PRESENTATION




Email Us

Can't see this email? Open in your browser.

Hello Mode Fam,

This is Dan Novaes, CEO of Mode Mobile. I'm personally reaching out because you were one of our platform's first users and I want to make sure you are rewarded for that. I understand that life can get busy or maybe we disappointed you in some way. Regardless, I wanted to extend this offer as a way of thanking you for at one time being a part of the Mode Mobile community.

Starting in two weeks, **we're gifting our most valued earners $125,000 worth of FREE shares** in Mode Mobile before our official public funding round. That's right, you can redeem up to 50 Mode shares at no cost as long as you claim them before we run out.

All you have to do is click here to confirm your email address and show your intent to claim your free shares.

What Does It Mean to Become a Shareholder in Mode?

Since you've already used our platform, you have seen what it's like to earn a little extra money just from using your phone. Being a shareholder means taking a step further and owning a stake in our company's future. Normally, people might invest thousands of dollars in a startup they believe in. *This is a chance to become a shareholder for FREE.*

Reserve your Mode Mobile shares now–I'd love to welcome you back to the platform as an owner with a stake in our future. And who knows, maybe this opportunity will give you a reason to stick around for good this time.

Best Regards,
Dan


Dan Novaes, CEO
Mode Mobile

Privacy Policy and Terms of Service

Unsubscribe

One East Erie St., Suite 525, Chicago, IL 60611

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

Hello again, Mode Fam!!

I wanted to personally send one last reminder about the exciting opportunity to become a Mode Mobile investor for FREE.

In case you missed it…

We want to thank you for everything you've contributed to the Mode Mobile platform, so starting in a couple weeks, you can get up to **50 Mode Mobile shares free** as long as you claim them before we run out.

All you have to do is click here to confirm your email address and show your intent to claim your free shares.

What Does It Mean to Become a Shareholder in Mode?

As a current user, you see what it's like to earn a little extra money just from using your phone. Being a shareholder means taking a step further and owning a stake in our company's future.

Normally, people might invest thousands of dollars in a startup they believe in–**but this is a chance to become a shareholder for FREE.**

Reserve your Mode Mobile shares now–our hope is that by becoming a co-owner of Mode, you'll be invested in earning and giving us your feedback.

Best Regards,
Dan


Dan Novaes, CEO
Mode Mobile

Privacy Policy and Terms of Service

Unsubscribe

© Mode Mobile 2023

One East Erie St., Suite 525, Chicago, IL 60611

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.



Home   Team   Careers $EARNFT   INVESTMENT
OPPORTUNITY

Free Shares — Mode Mobile



Great News, You're Officially In!

Thank you for confirming your intent to get free shares of Mode Mobile. We're excited to have you on board and can't wait to share our future with you!



Home   Team   Careers $EARNFT



INVESTMENT
OPPORTUNITY

We'll be in touch with you soon.

You will be receiving an email from us with instructions on how to claim your free shares. Since this is a financial transaction, you will be asked to provide some personal identifying information, but you can rest assured your information will be kept secure.

Receiving Emails

Ensure you get the instructions by adding daniel@mail.modemobile.com to your contacts or safe sender list via Outlook, set up a filter in Gmail, or mark correctly in Apple Mail!

You can also check your spam folder for emails from this address and click 'Not Spam'.

What Does It Means to Become a Shareholder in Mode?

Since you've already used our platform, you have seen what it's like to earn a little extra money just from using your phone. Being a shareholder means taking a step further and owning a stake in our company's future.



Home   Team   Careers $EARNFT   INVESTMENT
                                                                OPPORTUNITY

Normally, people might invest thousands of dollars in a startup they believe in. This is
a chance to become a shareholder for FREE.

Check out our crowdfunding campaign today!

MODE EARNPHONE

Want to learn more about our products

The Mode Earn Phone is not rent-to-own. As long as you maintain your subscription you can keep earning up to $900 or more every year with your Mode Earn Phone. Receive a new device after 12 months.

**MODE
EARNPHONE**





mode

Home Team Careers $EARNFT INVESTMENT OPPORTUNITY



mode

Invest to unlock a global, trillion-dollar opportunity...

INQUIRIES

Press

Legal

Support

EXTERNAL

Mode EarnPhone

Mode Earn App

$EARNFT

INFORMATION

Notice of Right to Opt Out of Sale Information

Notice of Financial Incentive

Notice of Collection of Information

INVESTMENT OPPORTUNITY

Terms of Service

Privacy Policy

Insertion Order Terms

Copyright 2022 © Mode Mobile



mode
mobile
A Look Ahead With
Mode Mobile

Hi Mode Supporter,

Thanks for reserving shares in Mode Mobile! Our investment opportunity opens to the public soon, and you're now way ahead of the pack.

We're so glad to have you along for the journey as we disrupt the smartphone industry. Together we are turning 7 billion smartphones into the most common asset for generating extra income globally.

We already have **40M+ registered users** on our platform who have earned and saved over $150M, and we're just getting started.

That means we have a huge global market left to tackle, creating a *literal world* of potential for your Mode Mobile investment.

And since you reserved your shares, you'll be one of the first in line to join us when our investment window opens. Stay tuned - you'll be the first to know!

GET THE FULL INVESTOR PRESENTATION



mode
mobile

Email Us

Can't see this email? Open in your browser.

No longer want to receive these emails? Unsubscribe





Income in the palm of your hands

modemobile.com

The most accessible income-generating asset is already sitting untapped in the pockets of 7B+ consumers



56% ▶

of Americans don't
have $1000 in savings

CNBC, 2022



6.8B

people globally
earn <$12,000/year

Our World in Data; Oxford, 2019



1B+

people participate in
the 'gig economy'

Forbes, 2022

mode
mobile

People spend 25% of their lives on smartphones, paving the way for a massive alternative asset class

Much like how Uber & Airbnb turned cars and homes into compelling alternative asset categories, the smartphone is ready for disruption



$100B

Ride-Sharing Market

Fortune Business Insights, 2022



$110B

Short-Term Rentals Market

Grandview Research, 2022



$1T+

Mobile Device Usage Market

Mode is pioneering a new way to utilize an everyday asset, turning smartphones into EarnPhones™



4+
Trillion

Hours spent globally on
smartphones per year

Forbes, 2022
Techwire Asia, 2022



Invest at **$0.08/share** + Claim up to **70% Bonus** Shares:

Invest Now

mode
mobile

Mode pays users for attention & engagement

EarnPhone™ users are **rewarded for**:


Listening to Music


Playing Games


Tracking Fitness


Charging Phone


Shopping


Surfing the Web


Reading the News


Tasks & Surveys


Watching Videos


+ many more...

mode
mobile

This emerging category is a trillion-dollar opportunity

Mode sits at the intersection of three fast-growing global markets



$566B
Digital Ads Market

amazon   Meta   Google   Microsoft

Fortune Business Insights, 2022

Mode digital ads reward consumers for attention

$485B
Smartphone Market

SAMSUNG   motorola   apple   mi xiaomi   ONEPLUS

Statista, 2023

Mode EarnPhone is the first phone that pays

$207B
Mobile Apps Market

ROBLOX   zynga   nubank   SUPERCELL   acorns   Tencent 腾讯

Grandview Research, 2023

Mode EarnOS is a reward-centric superapp

mode
mobile

6

Over $150M earned & saved globally*



40M+

EarnOS beta registered accounts

170+

countries

Invest at **$0.08/share** + Claim up to **70% Bonus** Shares: **Invest Now**

mode mobile

*Earnings and savings based on estimates around Mode User activity since inception

Users love Mode...

2M+ ⭐⭐⭐⭐⭐

5-Star Reviews in the Google Play Store

 GET IT ON Google Play

 ⭐⭐⭐⭐⭐

OMG seriously people THIS IS THE BEST get paid to platform out there no joke. I am so grateful for this-it helps tons in between paydays and were having a blast with it.

- Christi Costas

 ⭐⭐⭐⭐⭐

Very new to this but now that I am on disability and can't work this is very fun...

-Toby Montoya

 ⭐⭐⭐⭐⭐

I am beyond grateful. This couldn't have come at a better time. It doesn't solve all my problems but I can actually get my kids some Christmas presents now... From a single thankful father.

-Joshua Feichko







mode mobile

How We Make Money: Diversified Revenue Streams

Focused on growing revenue across EarnOS™ + EarnPhone via Direct-to-Consumer, Retail, Carrier & OEMs



EarnOS™ + EarnPhone™	GET IT ON Google Play Direct App Download	Direct-to-Consumer Subscription Sales	amazon BEST BUY Walmart Sales to Retailers	Sales & Licensing to carriers & OEMs
EarnOS digital advertising partners pay for user attention & engagement	✓	✓	✓	✓
EarnPhone distribution expands EarnOS audience, engagement, & retention		✓	✓	✓

Mode's proprietary EarnPhones™ are available nationwide, unlocking universal EarnOS™ access & adoption

Starting at:

$99

With Unlimited Talk & Text

EarnPhone™ Demo Video



mode
earn phone
Get Paid More
with Group Earning
MEP2
The phone that pays you
mode
earn phone
The phone
that pays you

Retailers

amazon | BEST BUY | Walmart

Compatible US Carriers







AT&T | T Mobile | mint mobile | ultra mobile
Red Pocket | SIMPLE Mobile | wing | Lyca Mobile
tello | genmobile | Freedom Pop | PureTalk

Mode EarnPhone's initial traction highlights a compelling opportunity



~70%
Mode EarnOS Beta
Gross Margin





2.5x
Increase in monthly user
revenue with Mode EarnPhone™



100+ hours
Average Mode EarnPhone™
in-app usage per month



300%
Increase in user retention with
Mode EarnPhone™

mode
mobile

Invest at **$0.08/share** + Claim up to **70% Bonus** Shares: **Invest Now**

EarnOS™: The unified rewards platform for earning & saving


mode
earn phone

$1.4M

Average revenue per Top 10 EarnOS Advertisers*

1,000+

Brands paying for user attention & engagement

Aspiration BINANCE
hulu zynga Microsoft Bing
amazon acorns robinhood
APPLOVIN STASH
SoFi coinbase
P&G Panera BREAD Disney
Candy Crush TikTok TIDAL
ironSource Digital Turbine

mode mobile

*Based on 2021 & 2022 Figures

The team's seasoned track record includes spearheading $1B+ in created enterprise value.

Senior Leadership Team



Dan Novaes
CEO, Co-Founder



Kiran Panesar
CTO, Co-Founder



Chip Correra
Chief Information Officer



San Phan
VP, Finance & Operations



Kathy DeKam
Chief People Officer



Judd Hines
General Counsel

Advisors & Investors



Jeff Epstein
Partner Bessemer
Former CFO of Oracle



Mark Lawrence
Founder & CEO
SpotHero



Daniel Hoffer
Managing Director
Autotech Ventures



Eddie Lou
Co-Founder
ShiftGig











Romar Capital Partners
INNOVATE INDIANA
Merrick Ventures
M25
PALLASITE VENTURES
Crowdfunder
GCM

Team & Advisors Alumni From:



































BEST BUY
ACTIVISION BLIZZARD
NAVY
BMO
intel
Microsoft
Morgan Stanley
EPIC GAMES
SAMSUNG
amazon
nubank
Goldman Sachs
Google
Meta
Nielsen
Y Combinator
ADCOLONY

mode mobile

Mode is on a mission to ensure EarnPhones™ unlock wealth-building opportunity for billions of people



PHASE I	PHASE II	PHASE III
Launch EarnOS™ Beta	Release EarnPhone™	Expand EarnOS™ & EarnPhone™ Adoption
☑ Digital advertising	☑ Digital advertising	☑ Digital advertising
	☑ Direct-to-consumer subscriptions	☑ Direct-to-consumer subscriptions
	☑ Sales to retailers	☑ Sales to retailers
		☑ Sales and licensing to telecom carriers, OEMs, & distributors

mode mobile

The media can't get enough of Mode's disruptive breakthroughs

techradar

"I bought a phone that's supposed to make you richer, what happened next surprised me"

"A $109 investment unlocks up to 16 ways to earn money - is it the future of consumer technology?"

ZDNet

"Mode Mobile: The earn-as-you-go app and phone for side hustlers"

"Use your phone while earning $900 or more in supplemental income with Mode Earn App and phone."

Inc.

"[Mode Mobile] allows users to earn points through an app or smartphone that rewards them for activities like streaming music and reading or playing games, which they can redeem for gift cards in value up to $600 per year."









DANIEL NOVAES
CO-FOUNDER & CEO
CNBC

THE FINAL ROUND
DAN NOVAES
Founder & CEO

CO-FOUNDER & CEO - DAN NOVAES
A NEW PLATFORM FOR MUSIC STREAMING AND SHARING

EXCLUSIVE
@FOXBUSINESS

Mode Team Featured In:





CNBC, Forbes, THE VERGE, VentureBeat, FOX BUSINESS, cheddar, coindesk, Entrepreneur, FAST COMPANY, BUSINESS INSIDER, yahoo! finance

mode mobile

Mode's business model is robust, delivering triple-digit growth



590%
CAGR

$125M

$0.2M

$52.6M

Cumulative Revenue

2019 Actuals

2020-2022 Actuals

EarnOS revenue could have been $125M+ higher if all United States core users had a Mode EarnPhone[1]

mode
mobile

[1] Reflects user profile of EarnPhone users

16

By 2025-YE, we estimate our devices will become household staples, positioning Mode for an attractive liquidity event







EarnPhone
devices sold by *all* major retailers & carriers

Millions
of smartphones & tablets with EarnOS

$5B+
earned & saved by consumers

mode
mobile

Invest at **$0.08/share** + Claim up to **70% Bonus** Shares: **Invest Now**

Invest in a trillion dollar opportunity with attractive exit & valuation comps:



Rakuten
$7.68B
IPO

Revolut
$33B
Late Stage Financing Round

iPhone
Apple
$2.3T
Public Company

PayPal honey
$4B
Acquisition

Roku
$7.8B
Public Company

android
Google
$1.3T
Public Company

mode mobile

These are not average results, and the historical performance of others is not necessarily indicative of the future performance of Mode.

18


mode
earn phone

mode mobile

Unlock a Trillion-Dollar Opportunity

Invest Now at $0.08/share

\+ Claim up to **70% Bonus** Shares

Read the Offering information carefully before investing because the perks, like bonus shares are subject to change. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully before investing. Review the Offering Memorandum at invest.modemobile.com

Legal Disclaimers

The company is seeking “indications of interest” pursuant to regulation cf under the securities act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the securities and exchange commission (sec) and only then accepted through the intermediary’s platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

This deck may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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